Exhibit 99.1

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED

SEPTEMBER 30, 2021 AND 2020

(unaudited)

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited - expressed in thousands of Canadian dollars)

	Note	September 30 2021	December 31 2020

ASSETS

Current Assets
Cash and cash equivalents		$22,204	$23,742
Accounts and other receivables		4,272	1,883
Inventories	5	3,848	4,243
Prepaid expenses and other		1,120	1,114
Embedded derivative asset	7, 17	3,089	–
		34,533	30,982
Non-Current Assets
Restricted cash and deposits		2,990	2,932
Promissory note receivable		1,250	1,250
Investments		4,156	4,241
Mineral properties, plant and equipment	6	155,792	119,188
Embedded derivative asset	7, 17	21,593	13,074

Total Assets		$220,314	$171,667

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	8	$12,225	$12,311
Lease liabilities	9	3,261	2,855
Flow-through share premium		148	–
Other current liabilities		1,008	220
		16,642	15,386
Non-Current Liabilities
Lease liabilities	9	3,129	4,407
Decommissioning and rehabilitation provision	11	5,141	6,542
Deferred income tax liabilities		3,626	–

Total Liabilities		28,538	26,335

Shareholders' Equity		191,776	145,332

Total Liabilities and Shareholders' Equity		$220,314	$171,667

Commitments	21

APPROVED ON BEHALF OF

THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“Elaine Sanders”

(signed)	(signed)
Director	Director

2	The accompanying notes are an integral part of the interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(unaudited - expressed in thousands of Canadian dollars, except per share and share amounts)

		Three months ended September 30		Nine months ended September 30
	Note	2021	2020	2021	2020
Revenue
Mining operations	13	$5,959	$–	$16,193	$–
Reclamation management		524	795	2,042	2,233
Total revenue		6,483	795	18,235	2,233

Cost of Sales
Mining operations	14	7,553	–	19,653	–
Reclamation management		443	948	1,628	2,383
Total cost of sales		7,996	948	21,281	2,383

Gross Profit (Loss)
Mining operations		(1,594)	–	(3,460)	–
Reclamation management		81	(153)	414	(150)
Total Gross Loss		(1,513)	(153)	(3,046)	(150)

Expenses
General and administrative expenses	15	1,719	1,793	5,729	5,127
Mine site maintenance		–	3,410	–	5,451
		1,719	5,203	5,729	10,578
Operating Loss		(3,232)	(5,356)	(8,775)	(10,728)

Other Income (Expense)
Gain (loss) on embedded derivative asset	7, 17	8,743	(11,976)	11,552	(15,458)
Gain on sale of net smelter return royalty	16	–	–	4,500	–
Other income and expense		(40)	(158)	(255)	45

Income (Loss) Before Taxes		5,471	(17,490)	7,022	(26,141)

Income Tax Provision (Recovery)
Deferred		960	(2,249)	1,099	(3,388)
Net Income (Loss) from Continuing Operations		4,511	(15,241)	5,923	(22,753)

Discontinued Operations
Income net of tax from discontinued operations		–	–	–	7,336
Net Income (Loss)		4,511	(15,241)	5,923	(15,417)

Other Comprehensive Income (Loss)
Gain (loss) on FVTOCI investments, net of tax		(209)	730	(74)	2,560

Total Comprehensive Income (Loss)		$4,302	$(14,511)	$5,849	$(12,857)

Basic and diluted income (loss) per common share
Continuing operations		$0.03	$(0.11)	$0.04	$(0.18)
Discontinued operations		$–	$–	$–	$0.06

Weighted average number of common shares outstanding
Basic		150,908,323	135,994,157	145,337,699	127,001,872
Diluted		152,231,265	140,508,379	147,715,212	130,135,172

3	The accompanying notes are an integral part of the interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited - expressed in thousands of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020

Cash flows from (used in) operating activities
Net income (loss) from continuing operations	$4,511	$(15,241)	$5,923	$(22,753)
Items not affecting cash from operations:
Reclamation management contract loss provision	(40)	87	(115)	62
Depreciation and depletion of mineral properties, plant and equipment	1,836	416	4,519	1,249
Share-based compensation expense	470	432	1,329	1,368
Finance costs, foreign exchange and other	161	371	389	329
Fair value adjustment on embedded derivative asset	(8,743)	11,976	(11,552)	15,458
Unrealized gain on investments	(10)	–	(10)	(169)
Gain on sale of net smelter return royalty	–	–	(4,500)	–
Deferred income tax provision (recovery)	960	(2,249)	1,099	(3,388)
Portion of embedded derivative asset settled	18	–	(56)	–
Changes in non-cash working capital balances related to operations
Accounts and other receivables	(234)	(820)	(2,389)	(2,422)
Inventories	(1,235)	(563)	617	(562)
Prepaid expenses and other assets	(226)	789	(7)	(111)
Deferred revenue	–	(3)	(16)	(85)
Accounts payable, lease and accrued liabilities	2,002	2,764	209	3,149
Cash used in operating activities from continuing operations	(530)	(2,041)	(4,560)	(7,875)
Cash from operating activities from discontinued operations	–	–	–	417
Cash used in operating activities	(530)	(2,041)	(4,560)	(7,458)
Cash flows from (used in) from investing activities
Expenditures on mineral properties, plant and equipment	(15,441)	(5,849)	(40,453)	(9,839)
Proceeds from sale (purchase) of investments	–	19	–	(237)
Change in restricted cash	–	(17)	–	(215)
Proceeds from sale of net smelter return royalty	–	–	4,500	–
Proceeds from sale of discontinued operations	–	–	–	12,100
Cash from (used in) investing activities from continuing operations	(15,441)	(5,847)	(35,953)	1,809
Cash used in investing activities from discontinued operations	–	–	–	(40)
Cash from (used in) investing activities	(15,441)	(5,847)	(35,953)	1,769
Cash flows from (used in) financing activities
Proceeds from issuance of shares	–	30,014	40,452	38,640
Issuance costs	(13)	(1,692)	(2,555)	(2,548)
Repayment of lease liabilities	(935)	(172)	(2,633)	(319)
Proceeds from exercise of stock options	–	1,690	3,711	2,529
Cash from (used in) financing activities from continuing operations	(948)	29,840	38,975	38,302
Cash used in financing activities from discontinued operations	–	–	–	(40)
Cash from (used in) financing activities	(948)	29,840	38,975	38,262

Increase (Decrease) in Cash and Cash Equivalents	(16,919)	21,952	(1,538)	32,573
Change of Cash of Discontinued Operations	–	–	–	337
Cash and Cash Equivalents - Beginning of Period	39,123	17,799	23,742	6,841
Cash and Cash Equivalents - End of Period	$22,204	$39,751	$22,204	$39,751

Supplemental cash flow information (Note 18)

4	The accompanying notes are an integral part of the interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.

	Common Shares
	Number of Shares	Amount	Warrants	Share Options, DSU's and RSU's	Contributed Surplus	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total

Balance - December 31, 2020	137,492,168	$270,431	$6,360	$10,401	$19,349	$(161,947)	$738	$145,332
Net income	–	–	–	–	–	5,923	–	5,923
Other comprehensive loss	–	–	–	–	–	–	(74)	(74)
Share-based compensation expense recognized	–	–	–	1,675	–	–	–	1,675
Equity Offering, net of issuance costs	10,919,220	37,895	–	–	–	–	–	37,895
Flow-through share premium	–	(2,686)	–	–	–	–	–	(2,686)
Exercise of share options	2,246,931	5,615	–	(1,904)	–	–	–	3,711
Share options forfeited or expired	–	–	–	(345)	345	–	–	–
Release of RSU settlement shares	250,004	265	–	(265)	–	–	–	–
Balance - September 30, 2021	150,908,323	$311,520	$6,360	$9,562	$19,694	$(156,024)	$664	$191,776

Balance - December 31, 2019	119,150,667	$229,112	$1,560	$8,645	$19,348	$(130,713)	$(1,282)	$126,670

Net loss	–	–	–	–	–	(15,417)	–	(15,417)
Other comprehensive income	–	–	–	–	–	–	2,560	2,560
Share-based compensation expense recognized	–	–	–	1,575	–	–	–	1,575
Wheaton warrants	–	–	4,800	–	–	–	–	4,800
Equity Offering, net of issuance costs	15,656,675	36,090	–	–	–	–	–	36,090
Exercise of share options	1,969,833	3,833	–	(1,297)	–	–	–	2,536
Share options forfeited or expired	–	–	–	(1)	1	–	–	–
Release of RSU settlement shares	281,997	430	–	(430)	–	–	–	–
Balance - September 30, 2020	137,059,172	$269,465	$6,360	$8,492	$19,349	$(146,130)	$1,278	$158,814

5	The accompanying notes are an integral part of the interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)
1.	DESCRIPTION OF BUSINESS, NATURE OF OPERATIONS AND COVID-19 IMPACTS

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Corporation is principally engaged in the exploration, development, and operation of mineral resource properties. The Corporation’s mineral resource properties are located in the Keno Hill Silver District in the Yukon Territory of Canada.

Alexco is a public company which is listed on the Toronto Stock Exchange and the NYSE American Stock Exchange (under the symbol AXU). The Corporation’s corporate head office is located at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, BC, Canada, V7X 1M9.

COVID-19 Impacts

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The impacts on global commerce have been far-reaching. There is significant ongoing uncertainty surrounding COVID-19 and the extent of the impacts that it may have on the Corporation’s ability to complete ramp-up and bring its properties to full production. There is also uncertainty related to the longer term continuation or increased COVID-19 related workplace and travel restrictions, supply chain interruptions, and recruitment of underground miners and maintenance technicians. The Corporation notes that COVID-19 pandemic risk remains a risk to ramp-up and production activities at Keno Hill.

2.	BASIS OF PREPARATION, STATEMENT OF COMPLIANCE AND SIGNIFICANT ACCOUNTING POLICIES

These interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. These interim condensed consolidated financial statements follow the same accounting policies and methods of computation as compared with the most recent annual consolidated financial statements (except as noted below), being for the year ended December 31, 2020, which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the Corporation’s most recent annual consolidated financial statements. These interim condensed consolidated financial statements were approved for issuance by the Board of Directors on November 9, 2021.

These interim condensed consolidated financial statements have been prepared on a going concern basis, under the historical cost method, except for derivative financial instruments, share-based compensation and certain financial assets which have been measured at fair value. All figures are expressed in Canadian dollars unless otherwise indicated.

The following accounting policy has been adopted as a result of commencement of concentrate sales and provision of extraction services. The Corporation also early adopted IAS 16, Property, Plant and Equipment: Proceeds before Intended Use (Note 3). All other significant accounting policies are consistent with those reported in our 2020 annual consolidated financial statements.

Revenue recognition

The Corporation’s sources of mining operations revenue are from the sale of concentrate and from the provision of extraction services. Revenue relating to the sale of concentrate and extraction services is recognized when control of the concentrate is transferred to the customer in an amount that reflects the consideration the Corporation expects to receive. In determining whether the Corporation has satisfied a performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether: it has a present right to payment; it has transferred physical possession of the asset to the customer; the customer has the significant risks and rewards of ownership of the asset; and the customer has legal title to the asset. The Corporation’s performance obligations relate primarily to the delivery of concentrate to its Offtaker and delivery of silver under the silver purchase agreement (“SPA”) with Wheaton Precious Metals Corp. (“Wheaton”).

6

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Revenue from sale of concentrate under the Corporation’s offtake agreement is recognized at the point when control is transferred to the Offtaker, typically when the concentrate is loaded for transport. The initial sales price is based on the forward market price when the concentrate is loaded. The final sales price is subject to average metals prices during a quotational period, typically one or three months after the date of the concentrate’s arrival at the smelter. When the concentrate is loaded for transport, the Corporation prepares a provisional invoice for 90% of the value of the shipment. Once the quotational period has ended and final weights, assays and settlement prices are known, the Corporation prepares a final invoice for the remaining value of the shipment. If the quotational period for a shipment has not ended prior to period end, the trade receivable is remeasured to fair value by reference to forward market prices with the impact of changes in the forward market prices recognized as a gain or loss presented as a component of revenue on the statement of income or loss. Revenue from the sale of concentrate is recorded net of transportation, treatment and refining charges.

Upon entering into the silver purchase agreement with Wheaton, it was determined that the contract was a partial sale of a mineral interest and a related contract to provide extraction services. Revenue from extraction services is recognized at the point when concentrate has been delivered to the Offtaker, which occurs when the concentrate is loaded for transport. Revenue from extraction services is recognized using a transaction price of US$3.90 per ounce, which is considered the stand-alone selling price of those services at the inception of the contract. The actual cash payment received from Wheaton, which differs from the extraction services revenue recognized, is determined using a payment formula, which is dependent on the spot price of silver at time of delivery and Alexco’s stage in the production period as defined in the Wheaton SPA. The difference between the actual cash payment received and the extraction services revenue recognized represents the portion of the embedded derivative asset that is settled.

Revenue from the sale of concentrate, revenue from extraction services, and changes in fair value of provisionally priced trade receivables are presented as mining operations revenue on the statement of income (loss).

3.	NEW ACCOUNTING STANDARDS

Property, Plant and Equipment - Proceeds before Intended Use

On January 1, 2021, the Corporation early adopted IAS 16, Property, Plant and Equipment: Proceeds before Intended Use, retrospectively to January 1, 2020. The amended standard prohibits deducting from the cost of mineral properties, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. With the adoption of the amended standard, proceeds from sales of concentrate and related costs while bringing the mine in a condition necessary for it to be capable of operating in the manner intended by management are recognized in profit or loss in accordance with applicable standards. The Corporation measures the cost of the concentrate sold applying the measurement requirements of IAS 2. There was no impact of this adoption on the comparative figures presented for the three and nine month periods ended September 30, 2020 or for the year ended December 31, 2020.

There are no other IFRS’s or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have a material impact on the Corporation.

4.	CRITICAL JUDGEMENTS AND MAJOR SOURCES OF ESTIMATION UNCERTAINTY

The preparation of the financial statements requires management to select accounting policies and make judgments and estimates that may have a significant impact on the financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. The significant judgments and estimates applied in the preparation of the unaudited condensed consolidated interim financial statements for the three and nine month periods ended September 30, 2021 are consistent with those applied and disclosed in Note 5 to our audited consolidated financial statements for the year ended December 31, 2020.

7

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

5.	INVENTORIES
	September 30 2021	December 31 2020
Ore in stockpiles Concentrate Materials and supplies	$ 2,410 15 1,423	$ 2,317 231 1,695

	$ 3,848	$ 4,243

6.	MINERAL PROPERTIES, PLANT AND EQUIPMENT
Cost	Mineral properties	Plant and equipment(i)	Right of use assets	Exploration and evaluation assets	Total

December 31, 2020	$ 168,847	$ 45,978	$ 9,879	$ 14,668	$ 239,372
Additions Disposals Lease modifications	28,044 - -	4,515 - -	1,377 (596) 127	9,739 - -	43,675 (596) 127
Change of estimate in decommissioning and rehabilitation provision	(276)	(255)	-	-	(531)

September 30, 2021	$ 196,615	$ 50,238	$ 10,787	$ 24,407	$ 282,047
Accumulated Depreciation

December 31, 2020	$ 90,856	$ 27,961	$ 1,367	$ -	$ 120,184
Depreciation and depletion Disposals Lease modifications	3,895 - -	1,054 - -	1,507 (65) (320)	- - -	6,456 (65) (320)

September 30, 2021	$ 94,751	$ 29,015	$ 2,489	$ -	$ 126,255
Net Book Value

December 31, 2020	$ 77,991	$ 18,017	$ 8,512	$ 14,668	$ 119,188

September 30, 2021	$ 101,864	$ 21,223	$ 8,298	$ 24,407	$ 155,792

(i)	The total cost of plant and equipment as at September 30, 2021 includes construction in progress of $2,590,000.

During the three and nine month periods ended September 30, 2021, the Corporation capitalized to mineral properties, plant and equipment depreciation of $529,000 and $1,753,000 (2020 - $47,000 and $207,000), respectively.

8

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

7.	EMBEDDED DERIVATIVE ASSET
	September 30 2021	December 31 2020
Embedded derivative asset - Beginning of period Portion of embedded derivative asset settled Fair value adjustment Amendment to Wheaton SPA	$ 13,074 56 11,552 -	$ 15,160 - (21,728) 19,642

Embedded derivative asset - End of period	24,682	13,074

Less: current embedded derivative asset	3,089	-

Non-current embedded derivative asset	$ 21,593	$ 13,074

During the nine month period ended September 30, 2021, a portion of the embedded derivative related to the Wheaton SPA was settled. The embedded derivative asset was calculated based on the discounted future cash flows associated with the difference between the original US$3.90 per ounce production payment Wheaton would pay for each payable ounce delivered under the SPA and the amended production payment under the amended SPA (amended March 29, 2017 and subsequently on August 5, 2020) which varies depending on the silver pricing curve (Note 17). The fair value of the embedded derivative asset was estimated using a probability-based dynamic pricing structure resulting in a mark-to-market adjustment for the three and nine month periods ended September 30, 2021 of $8,743,000 and $11,552,000 (2020 - ($11,976,000) and ($15,458,000)), respectively.

On September 14, 2021, the date for completion of the 400 tonne per day mine and mill completion test, referenced in the Wheaton SPA, was extended to December 31, 2022.

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
	September 30 2021	December 31 2020
Trade payables Accrued liabilities and other	$ 8,561 3,664	$ 7,666 4,645

	$ 12,225	$ 12,311

9.	LEASE LIABILITIES

As at September 30, 2021, the Corporation had $6,390,000 of lease liabilities, primarily for mining equipment leases related to heavy machinery and equipment dedicated to development and operations at Keno Hill. The weighted average incremental borrowing rate for lease liabilities as at September 30, 2021 was 7.47%.

9

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

	September 30 2021	December 31 2020
Lease liabilities - Beginning of period Additions Cash flows - Principal payments Non-cash changes - Accretion Disposals	$ 7,262 1,408 (2,664) 391 (463)	$ 1,446 7,081 (1,246) 292 (311)
Lease modifications	456	-

Lease liabilities - End of period	6,390	7,262
Less: current lease liabilities	3,261	2,855

Non-current lease liabilities	$ 3,129	$ 4,407

The Corporation’s undiscounted lease payments consisted of the following:

September 30 2021
2021 2022 2023 2024	$ 959 3,351 1,839 782

$ 6,931

10.	REVOLVING CREDIT FACILITY

On September 23, 2021, the Corporation and the Offtaker amended the existing offtake agreement to allow for an unsecured revolving credit facility (the “Facility”) for up to US$7,500,000. The Facility allows the Corporation to request prepayments, in US$1,000,000 increments, which are repaid in five monthly instalments against future deliveries of concentrate or in cash. The interest rate on drawn amounts is equal to three month LIBOR + 7.05%. The standby fee on undrawn amounts is 1.5% per annum, payable quarterly. As at September 30, 2021, no amounts have been drawn from the Facility.

11.	DECOMMISSIONING AND REHABILITATION PROVISION

	September 30 2021	December 31 2020
Decommissioning and rehabilitation provision - Beginning of period Increase (decrease) due to re-estimation Accretion expense, included in other income and expense	$ 6,542 (531) 47	$ 6,202 305 35

Decommissioning and rehabilitation provision - End of period	6,058	6,542

Less: current decommissioning and rehabilitation provision	917	-

Non-current decommissioning and rehabilitation provision	$ 5,141	$ 6,542

10

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)
12.	CAPITAL AND RESERVES

Shareholders’ Equity

The Corporation is authorized to issue an unlimited number of common shares without par value.

The following share transactions took place during the nine month period ended September 30, 2021:

1.	On January 28, 2021, the Corporation completed an equity financing and issued 2,704,770 flow-through common shares for aggregate gross proceeds of $11,700,666. The flow-through common shares comprise: (i) 2,053,670 flow-through shares with respect to “Canadian exploration expenses” (the “CEE Shares”) priced at $4.48 per CEE Share with a flow-through share premium of $2,356,000 based on the difference between the market value of the common shares and the amount the investors pay for the flow-through shares; and (ii) 651,100 flow-through shares with respect to “Canadian development expenses” (the “CDE Shares”) priced at $3.84 per CDE Share with a flow-through share premium of $330,000 based on the difference between the market value of the common shares and the amount the investors pay for the flow-through shares. The Corporation incurred share issuance costs of $1,094,498.
2.	On June 10, 2021, the Corporation completed an equity financing and issued 8,214,450 common shares at a price of $3.50 per share for aggregate gross proceeds of $28,750,575. This issuance was completed pursuant to a prospectus supplement dated June 7, 2021 to the short form base shelf prospectus of the Corporation dated November 2, 2020. The Corporation incurred share issuance costs of $1,672,955.
3.	250,004 common shares were issued from treasury on the vesting of restricted share units.
4.	2,246,931 stock options were exercised for proceeds of $3,711,000.

Equity Incentive Plans

The Corporation has three equity incentive plans consisting of a stock option plan (the “Option Plan”), a restricted share unit plan (the “RSU Plan”) and a deferred share unit plan (the “DSU Plan”) (collectively the “Equity Incentive Plans”). Pursuant to the Corporation’s annual general meeting held on June 10, 2021, the 2018 RSU Plan was terminated and the 2021 RSU Plan was approved. It was further approved that the maximum aggregate number of common shares issuable under the Equity Incentive Plans cannot exceed 15% of the number of common shares issued and outstanding from time to time, subject to the following requirements for each plan:

i.	The Option Plan’s maximum aggregate number of common shares issuable on the exercise of stock options cannot exceed 10% of the number of common shares issued and outstanding;
ii.	The RSU Plan’s maximum aggregate number of common shares to be issued cannot exceed 3% of the number of common shares issued and outstanding; and
iii.	The DSU Plan’s maximum aggregate number of common shares to be issued cannot exceed 2,100,000.

As at September 30, 2021, a total of 7,753,218 stock options, 316,336 RSUs and 528,000 DSUs were outstanding under the Equity Incentive Plans and a total of 7,337,614 stock options, 4,210,913 RSUs and 1,547,000 DSUs remain available for future granting.

Stock Options

Generally, stock options under the Option Plan have a maximum term of five years, vest one-third upon grant and one third on each of the first and second anniversary dates of the grant date. The exercise price may not be less than the immediately preceding five day volume weighted average price of the Corporation’s common shares traded through the facilities of the exchange on which the Corporation’s common shares are listed.

The changes in incentive share options outstanding are summarized as follows:

11

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

	Weighted average exercise price	Number of shares issued or issuable on exercise

Balance - December 31, 2020	$ 2.17	10,245,934

Stock options granted	-	-
Options exercised	$ 1.65	(2,246,931)
Options forfeited or expired	-	(245,785)

Balance - September 30, 2021	$ 2.30	7,753,218

Balance - December 31, 2019	$ 1.81	10,465,233

Stock options granted	$ 3.07	2,003,200
Options exercised	$ 1.28	(2,217,499)
Options forfeited or expired	$ 0.60	(5,000)

Balance - December 31, 2020	$ 2.17	10,245,934

During the three and nine month periods ended September 30, 2021, there were no stock options granted.

Incentive share options outstanding and exercisable at September 30, 2021 are summarized as follows:

Options Outstanding			Options Exercisable
Exercise Price	Number of Shares Issuable on Exercise	Average Remaining Life (Years)	Average Exercise Price	Number of Shares Issuable on Exercise	Average Exercise Price

$1.27	1,162,500	2.26	$1.27	1,162,500	$1.27
$1.27	325,000	0.26	$1.27	-	$1.27
$1.75	40,000	0.88	$1.75	40,000	$1.75
$1.93	60,000	1.61	$1.93	60,000	$1.93
$2.07	1,223,400	1.33	$2.07	1,223,400	$2.07
$2.07	587,000	1.33	$2.07	-	$2.07
$2.12	90,500	3.54	$2.12	60,333	$2.12
$2.32	790,000	0.34	$2.32	790,000	$2.32
$2.61	1,905,984	3.21	$2.61	1,270,656	$2.61
$3.19	1,518,834	4.21	$3.19	506,278	$3.19
$3.86	50,000	3.94	$3.86	33,333	$3.86

	7,753,218	2.39	$2.30	5,146,500	$2.18

There were no options exercised during the three month period ended September 30, 2021. The weighted average share price at the date of exercise for options exercised during the nine month period ended September 30, 2021 was $3.65 (2020 - $3.81 and $3.35), respectively.

During the three and nine month periods ended September 30, 2021, the Corporation recorded total share-based compensation expense of $412,000 and $1,196,000 (2020 - $385,000 and $1,227,000), respectively, which related to stock options, of which $104,000 and $347,000 (2020 - $63,000 and $205,000) was recorded to mineral properties and inventories and $308,000 and $849,000 (2020 - $322,000 and $1,022,000) has been charged to income.

Restricted Share Units

Generally, RSUs vest one-third upon issuance and one third on each of the first and second anniversary of the issuance date.

12

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The changes in RSUs outstanding are summarized as follows:

Number of shares issued or issuable on vesting

Balance - December 31, 2020	566,340

RSUs granted	-
RSUs vested	(250,004)

Balance - September 30, 2021	316,336

Balance - December 31, 2019	663,670

RSUs granted	345,000
RSUs vested	(442,330)

Balance - December 31, 2020	566,340

During the three and nine month periods ended September 30, 2021 and 2020, the Corporation did not grant any RSUs.

The weighted average share price at the date of vesting for RSUs during the nine month period ended September 30, 2021 was $4.23 (2020 - $2.76).

Deferred Share Units

Only directors of the Corporation are eligible for DSUs and each DSU vests immediately and is redeemed upon a director ceasing to be a director of the Corporation.

During the three and nine month periods ended September 30, 2021 and 2020, the Corporation did not grant any DSUs.

13.	REVENUE

The Corporation recorded revenue for the three and nine month periods ended September 30, 2021 and 2020 as follows:

	Three months ended		Nine months ended
	2021	2020	2021	2020

Mining operations
Concentrate sales(i)	$ 6,755	$ -	$ 18,606	$ -
Less: silver delivered under the Wheaton SPA	(1,102)	-	(3,474)	-
Extraction services(ii)	183	-	532	-
Revenue from contracts with customers	5,836	-	15,664	-
Change in fair value of provisionally priced trade receivables(iii)	123	-	529	-
	5,959	-	16,193	-

Reclamation management	524	795	2,042	2,233

	$ 6,483	$ 795	$ 18,235	$ 2,233

(i) Concentrate sales revenue represents the sale of all concentrate produced at Keno Hill to the Offtaker under the Corporation’s offtake agreement, prior to the 25% of silver production that is delivered to Wheaton under the Wheaton SPA. Concentrate sales revenue is recorded net of transportation costs.

(ii) Extraction services revenue represents revenue earned from the mining of silver that is delivered to Wheaton under the Wheaton SPA. The actual cash payment from Wheaton, which differs from the extraction services revenue recognized, is determined using a payment formula, which is dependent on the spot price of silver at time of delivery and Alexco’s stage in the production period as defined in the Wheaton SPA (Note 7).

13

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(iii) Change in fair value of provisionally priced trade receivables is attributable to changes in forward metals prices and represents the change in metals prices from the date of revenue recognition to the date of final settlement.
14.	COST OF SALES

The Corporation recorded cost of sales for the three and nine month periods ended September 30, 2021 and 2020 as follows:

	Three months ended		Nine months ended
	2021	2020	2021	2020

Mining operations
Production costs	$ 7,026	$ -	$ 15,816	$ -
Depreciation and depletion	2,437	-	4,524	-
Site share-based compensation	30	-	105	-
Change in inventories	(1,940)	-	(792)	-
	7,553	-	19,653	-

Reclamation management	443	948	1,628	2,383

	$ 7,996	$ 948	$ 21,281	$ 2,383

15.	GENERAL AND ADMINISTRATIVE EXPENSES BY NATURE OF EXPENSE

The Corporation recorded general and administrative expenses for the three and nine month periods ended September 30, 2021 and 2020:

Corporate	Three months ended		Nine months ended
	2021	2020	2021	2020

Depreciation of plant and equipment and ROU assets	$ 73	$ 68	$ 219	$ 217
Business development, investor relations and travel	75	46	271	327
Office and administration	314	279	928	565
Professional and regulatory	190	395	874	1,053
Salaries and contractors	624	623	2,213	1,799
Share-based compensation	443	382	1,224	1,166

	$ 1,719	$ 1,793	$ 5,729	$ 5,127

16.	GAIN ON SALE OF NET SMELTER RETURN ROYALTY

On January 4, 2021, the Corporation sold its net smelter return royalty in Golden Predator Exploration Ltd.’s Brewery Creek Project for total cash consideration of $4,500,000 resulting in a gain on sale of $4,500,000.

14

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

17.	FINANCIAL INSTRUMENTS

Financial Assets and Liabilities

Information regarding the carrying amounts of the Corporation’s financial assets and liabilities is summarized as follows:

Fair Value Hierarchy Classification		September 30 2021	December 31 2020

Fair value through profit or loss:
Embedded derivative asset	Level 3	$ 24,682	$ 13,074
Provisionally priced trade receivables	Level 2	3,390	-

Fair value through other comprehensive loss:
Investments in marketable securities	Level 1	$ 4,156	$ 4,241
		$ 32,228	$ 7,315

The fair value of the embedded derivative asset related to the Wheaton SPA was estimated using a probability-based dynamic pricing structure resulting in a mark-to-market adjustment during the three and nine month periods ended September 30, 2021, of $8,743,000 and $11,552,000 (2020 - ($11,976,000) and ($15,458,000)), respectively. The model relies upon inputs from the current mine plan less payable ounces already delivered. The model is updated quarterly for the Corporation’s credit spread, Wheaton’s credit spread, risk-free yield curve, silver price forward curve, historical silver price volatility, mineral reserves and resources and the production profile. Payments from Wheaton are inversely related to the silver price; if, for example, silver prices were to decline from the current spot and forward prices as at September 30, 2021 by 10% per ounce and all other assumptions remained the same, the approximate derivative asset value would be $31,933,000. Similarly, if silver prices were to increase from the current spot and forward prices as at September 30, 2021 by 10% per ounce and all other assumptions remained the same, the approximate derivative asset value would be $18,771,000.

Provisionally priced trade receivables consist of amounts receivable under the Corporation’s offtake agreement. Changes in the fair value of these receivables are recorded as other revenue within mining operations revenue at each period end using quoted forward metals prices obtained from futures exchanges.

Investments in marketable securities consist of investments in publicly traded companies. Changes in the fair value of these investments are recorded through other comprehensive income (FVTOCI) using quoted prices obtained from securities exchanges.

The carrying amounts of all of the Corporation’s other financial assets and liabilities, carried at amortized cost, approximate their fair values due to their short-term nature.

15

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

18.	SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information with respect to the three and nine month periods ended September 30, 2021 and 2020 is summarized as follows:

	Three months ended		Nine months ended
	2021	2020	2021	2020

Operating Cash Flows Arising from Interest and Taxes
Interest received	$ 23	$ 22	$ 49	$ 67

Non-Cash Investing and Financing Transactions
Capitalization of share-based compensation to mineral properties, plant and equipment	$ 99	$ 63	$ 353	$ 205
Capitalization of depreciation to mineral properties, plant and equipment	$ 529	$ 341	$ 1,753	$ 501
Capitalization of re-estimation of decommissioning and rehabilitation provision	$ (81)	$ (13)	$ (531)	$ 459
Increase (decrease) in non-cash working capital related to:
Mineral properties, plant and equipment	$ 2,186	$ (2,307)	$ 294	$ (1,819)

19.	SEGMENTED INFORMATION

The Corporation had two operating segments during the three and nine month periods ended September 30, 2021 and 2020. The first operating segment is mining operations, which includes the production of silver, lead and zinc concentrates, underground mining development, and exploration and evaluation activities. The second operating segment is reclamation management services, which is focused on the clean up of historical liabilities of the Keno Hill Silver District through ERDC under a contract with the Federal Government of Canada. The Corporation’s executive head office and general corporate administration are included within ‘Corporate and Other’ to reconcile the reportable segments to the consolidated financial statements. An operating segment is a component of an entity that engages in business activities. Operating results are reviewed by the chief operating decision maker, Alexco’s Chief Executive Officer, with respect to resource allocation and for which discrete financial information is available.

Segmented information as at and for the three and nine month periods ended September 30, 2021 and 2020 is summarized as follows:

16

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

As at and for the three month period ended September 30, 2021	Mining Operations	Reclamation Management	Corporate and Other	Total

Revenue	$ 5,959	$ 524	$ -	$ 6,483

Cost of sales	7,553	443	-	7,996
Depreciation and amortization	-	-	73	73
Share-based compensation	-	-	443	443
Other G&A expenses	-	2	1,203	1,205
Gain on embedded derivative asset	-	-	(8,743)	(8,743)
Other (income) loss	116	-	(78)	38

Segment income (loss) before taxes	$ (1,710)	$ 79	$ 7,102	$ 5,471

Total assets	$ 164,794	$ 672	$ 54,848	$ 220,314
Total liabilities	$ 26,238	$ 90	$ 2,210	$ 28,538

As at and for the three month period ended September 30, 2020	Mining Operations	Reclamation Management	Corporate and Other	Total

Revenue	$ -	$ 795	$ -	$ 795

Cost of sales	-	948	-	948
Depreciation and amortization	360	-	68	428
Share-based compensation	-	-	382	382
Other G&A expenses	101	-	1,325	1,426
Mine site maintenance	3,050	-	-	3,050
Loss on embedded derivative asset	-	-	11,976	11,976
Other (income) loss	83	-	(8)	75

Segment income (loss) before taxes	$ (3,594)	$ (153)	$ (13,743)	$ (17,490)

Total assets	$ 114,509	$ 1,239	$ 67,450	$ 183,198
Total liabilities	$ 21,674	$ 164	$ 2,546	$ 24,384

17

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

As at and for the nine month period ended September 30, 2021	Mining Operations	Reclamation Management	Corporate and Other	Total

Revenue	$ 16,193	$ 2,042	$ -	$ 18,235

Cost of sales	19,653	1,628	-	21,281
Depreciation and amortization	-	-	219	219
Share-based compensation	-	-	1,224	1,224
Other G&A expenses Gain on sale of net smelter royalty	2 -	2 -	4,284 (4,500)	4,288 (4,500)
Gain on embedded derivative asset	-	-	(11,552)	(11,552)
Other (income) loss	336	-	(83)	253

Segment income (loss) before taxes	$ (3,798)	$ 412	$ 10,408	$ 7,022

Total assets	$ 164,794	$ 672	$ 54,848	$ 220,314
Total liabilities	$ 26,238	$ 90	$ 2,210	$ 28,538

As at and for the nine month period ended September 30, 2020	Mining Operations	Reclamation Management	Corporate and Other	Total

Revenue	$ -	$ 2,233	$ -	$ 2,233

Cost of sales	-	2,383	-	2,383
Depreciation and amortization	1,030	-	217	1,247
Share-based compensation	-	-	1,166	1,166
Other G&A expenses	101	-	3,743	3,844
Mine site maintenance	4,421	-	-	4,421
Loss on embedded derivative asset	-	-	15,458	15,458
Other (income) loss	90	-	(235)	(145)

Segment income (loss) before taxes	$ (5,642)	$ (150)	$ (20,349)	$ (26,141)

Total assets	$ 114,509	$ 1,239	$ 67,450	$ 183,198
Total liabilities	$ 21,674	$ 164	$ 2,546	$ 24,384

20.	KEY MANAGEMENT COMPENSATION

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Corporation for the three and nine month periods ended September 30, 2021 and 2020 was as follows:

	Three months ended		Nine months ended
	2021	2020	2021	2020

Salaries and other short-term benefits	$ 429	$ 431	$ 1,580	$ 1,731
Share-based compensation	$ 364	$ 317	$ 1,086	$ 1,028

Total key management compensation	$ 793	$ 748	$ 2,666	$ 2,759

18

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

21.	COMMITMENTS

As at September 30, 2021, the Corporation’s contractual obligations are as follows:

(a)	The Corporation’s purchase commitments totaled $541,000 and relate to agreements with contractors at Keno Hill.

(b)	As a consequence of its commitment to renounce deductible exploration expenditures to the purchasers of flow-through shares, the Corporation is required to incur further renounceable Canadian exploration expenses totaling $575,000 by December 31, 2022.

19